[LETTERHEAD OF MICROMED CARDIOVASCULAR, INC.]

October 27, 2006

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:	Russell Mancuso
Branch Chief

Re:	Micromed Cardiovascular, Inc.
Registration Statement on Form SB-2
File No. 333-136457
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MicroMed Cardiovascular, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on October 31, 2006, or as soon thereafter as possible.

Further, the Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Q. Tran, Esq. at (310) 552-5083 or by facsimile at (310) 552-5001.

Securities and Exchange Commission

Thank you for your assistance and cooperation.

Yours very truly,

MicroMed Cardiovascular, Inc.

/s/ Clarice Motter

Clarice Motter
Chief Financial Officer and
Corporate Secretary

cc:	Anh Q. Tran., Esq.